Exhibit 99.1

The table below specifies the date, amount and weighted average price per share purchased by Cascade Investment, L.L.C. (“Cascade”) during the past sixty days.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Purchased	Weighted Average Price per Share	Range of Price per Share
2/16/2012	251,300	$34.5224	$34.50 - $34.60